Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

July 15, 2020

Filed via EDGAR
Ms. Jaea Hahn, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:
Preliminary Proxy Statement for Delaware Investments Dividend and Income Fund, Inc. (File No. 811-07460); Delaware Enhanced Global Dividend and Income Fund (File No. 811-22050); Delaware Investments Colorado Municipal Income Fund, Inc. (File No. 811-07810); Delaware Investments National Municipal Income Fund (File No. 811-07410); and Delaware Investments Minnesota Municipal Income Fund II, Inc. (File No. 811-07420) (the “Funds”)

Dear Ms. Hahn:

On behalf of the above-referenced Funds, submitted herewith under the EDGAR system, are the Funds’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to me on July 2, 2020 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on June 23, 2020. The Proxy Statement relates to the Joint Annual Meeting of Shareholders of the Funds, which is scheduled to be held on September 18, 2020.

Each comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.
Comment: Please briefly outline shareholder rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon and indicate any procedures required to be followed by dissenting security holders in order to perfect such rights. Where such rights may be exercised only within a limited time, state whether the Proxy Statement is deemed to satisfy any related notice requirements.  Indicate whether a shareholder’s failure to vote against a proposal will constitute a waiver of his appraisal or similar rights and whether a vote against a proposal will be deemed to satisfy any notice requirements under State law with respect to appraisal rights.  If shareholders do not have appraisal rights, please affirmatively state in the Proxy Statement.

Response: Disclosure indicating that the shareholders have no appraisal rights with respect to their shares will be added to the “General Voting Information” section of the Proxy Statement.

2.	Comment: Please consider changing the initial summary in the Proxy Statement to a Q&A or tabular format with additional headers to increase readability in accordance with Rule 14a-5.

Response: The Funds respectfully decline this comment as the Proxy Statement follows the formatting and style of all proxy statements for the Funds.

3.
Comment: In the fifth paragraph under “General Voting Information,” to provide clarity, please separate the quorum requirements applicable to Preferred Shares for the Municipal Funds from the quorum requirements applicable to the common shareholders of the Funds.

Response: The requested changes will be made.

4.
Comment: Under the discussion of Proposal 1 on page 3 of the Proxy Statement, please clarify in a tabular format that each Fund has eleven Directors and that each Municipal Fund has Preferred Share Directors that are elected exclusively by the holders of Preferred Shares of the Municipal Funds.

Response: The requested table will be added to Proposal 1.

5.
Comment: Please clarify whether the nominees for Preferred Share Directors of the Municipal Funds, if elected, would represent all of the shareholders of the Funds or only the holders of Preferred Shares of the Municipal Funds.

Response: The requested changes will be made.

6.	Comment: Under the discussion of “Required Vote” on page 12, please add disclosure to describe the meaning of a “plurality of votes cast,” including the impact of votes not cast.

Response: The requested changes will be made.

7.
Comment: According to the second paragraph under Proposal 2 on page 13 and the second paragraph under Proposal 3 on page 17, the only material change that would result from the approval of Proposal 2 and Proposal 3 is that the MIMAK portfolio managers would have primary day-to-day responsibility for making asset allocation decisions for the Funds’ portfolios.  Please also summarize any other material differences between the current and amended sub-advisory agreements

Response: In addition to the increased portfolio management responsibility described above, MIMAK and MIMGL will received increased compensation from DMC consistent with their increased role with the Funds.  To reflect this, changes will be made to the descriptions of Proposal 2 and Proposal 3.

8.
Comment: For Proposal 2 and Proposal 3, please provide information on the date(s) of the existing investment subadvisory contracts with MIMAK and MIMGL, including when the existing contracts were last submitted to a vote of shareholders of the Funds.

Response: The requested changes will be made to both Proposal 2 and Proposal 3.

9.
Comment: Please disclose whether under the proposed arrangements there will be changes to the primary day-to-day responsibility for making asset allocations for the Fund’s portfolios, including whether or not there will be changes in the portfolio managers of the Funds.

Response: If Proposal 2 and Proposal 3 are approved by shareholders, MIMAK’s portfolio managers would serve as portfolio managers to the Funds and be responsible for the asset allocation of the Funds.  Related disclosure will be added to the Proxy Statement.

10.
Comment: Please disclose whether the proposed shift to MIMAK providing asset allocation services to the Funds under Proposal 2 and Proposal 3 is anticipated to result in any repositioning of the portfolios.  If so, please disclose who will bear the costs of the any repositioning.

Response: It is anticipated that there will be limited repositioning of the portfolios, to be paid for by the Funds.  The Proxy Statement will be updated to briefly describe the repositioning and that the Funds will bear the related costs.

11.
Comment: Under the descriptions of “Factors relating to the Board’s approval of MIMAK and MIMGL to serve as sub-advisors to DEX” and “Factors relating to the Board’s approval of MIMAK and MIMGL to serve as sub-advisors to DDF” please describe whether the Board considered factors that weighed against the approval of Proposal 2 or Proposal 3.

Response: The Funds respectfully decline this comment.

12.
Comment: Under the description of “MIMAK’s Investment Process and Changes Required to DEX’s Strategy” on page 14 for Proposal 2 and under the description of “MIMAK’s Investment Process and Changes Required to DDF’s Strategy” on page 18 for Proposal 3, please describe the Funds’ current asset allocation process and strategy and whether the proposed asset allocation changes will affect the risk/return profile for the Funds.  If the risk/return profile for the Funds will be affected by the proposed asset allocation changes, please explain.

Response: The Funds’ portfolio managers currently allocate assets and manage each Fund’s investment strategy. The proposed asset allocation changes are not expected to affect the risk/return profile for the Funds.  To reflect this, corresponding disclosure will be added to the Proxy Statement.

13.
Comment: Under the description of “MIMAK’s Investment Process and Changes Required to DEX’s Strategy” on page 14 for Proposal 2 and under the description of “MIMAK’s Investment Process and Changes Required to DDF’s Strategy” on page 18 for Proposal 3, please clarify the meaning of “MIMAK will apply a dedicated yield focus for existing asset classes, use systematic strategies to expand the investment universe and implement a systematic yield-enhancing security selection process” in describing MIMAK’s approach to allocation assets.

Response: The requested changes will be made to both Proposal 2 and Proposal 3.

14.
Comment: In the first bullet point under “Benefits of the proposed sub-advisory agreement with MIMAK” included in Proposal 2 and in Proposal 3, please clarify the meaning of “MIMAK expresses its asset allocation convictions across 25 directional, relative asset class decisions (pairwise views)” in the description of the benefits considered by the Board in approving the sub-advisory agreement with MIMAK.

Response: The requested changes will be made to both Proposal 2 and Proposal 3.

15.
Comment: The second bullet point under “Benefits of the proposed sub-advisory agreement with MIMAK” in Proposal 2 and in Proposal 3 notes that MIMAK uses the same asset allocation strategy for the Funds as for the fund complex’s other asset allocation funds.  If MIMAK or MIMGL act as an investment adviser with respect to any other fund having a similar investment objective, identify and state the size of such other fund and the rate of the investment adviser's compensation.

Response: MIMAK and MIMGL do not act as an investment adviser for any other fund having similar investment objectives.

16.
Comment: Please clarify supplementally the implication or meaning of “has generated favorable historical performance returns managing similar funds” under “Benefits of the proposed sub-advisory agreement with MIMAK” in both Proposal 2 and Proposal 3.  For example, does this mean MIMAK has generated positive performance or does it mean that MIMAK has generated better performance than its peers?

Response: The phrase is intended to describe how MIMAK has generated positive performance in managing similar funds.

17.
Comment: In the third bullet point under “Benefits of the proposed sub-advisory agreement with MIMGL” included in Proposal 2 and in Proposal 3, please clarify the meaning of “MIMGL MSI’s exposure to quality tends to provide lower downside capture and utilizes a ‘style neutral’ approach designed to deliver consistent outperformance throughout the investment horizon, especially compared to the traditional value- and/or growth- biased type of investment strategies in the market” in the description of the benefits considered by the Board in approving the sub-advisory agreement with MIMGL.

Response: The requested changes will be made to the descriptions of both Proposal 2 and Proposal 3.

18.
Comment: For Proposal 2 and Proposal 3, please discuss the extent to which economies of scale would be realized by MIMAK or MIMGL as the Funds grow; and whether fee levels reflect these economies of scale for the benefit of Fund investors.

Response: It is not anticipated that the Proposals will be impacted by potential economies of scale.

19.
Comment: Under the discussion of “The costs of the services to be provided” for both Proposal 2 and Proposal 3, please clarify whether under the amended sub-advisory agreements there will be any changes to the costs of the services to be provided by MIMAK or MIMGL and the profits to be realized by MIMAK or MIMGL and their affiliates from the relationship with the Funds.  For example, under the amended sub-advisory agreements, will the expenses incurred by MIMAK or MIMGL go down, will MIMAK or MIMGL reimburse any expenses of the Funds, or will there be any other related material changes?

Response: MIMAK and MIMGL will receive increased compensation from DMC consistent with their increased roles under the amended sub-advisory agreements.  To reflect this, corresponding disclosure will be added to both Proposal 2 and Proposal 3.

20.	Comment: Please briefly describe the consequences if shareholders do not approve Proposal 2 or Proposal 3.

Response: The requested changes will be made to both Proposal 2 and Proposal 3.

21.
Comment: Under the discussion of “Regulatory requirements” in both Proposal 2 and Proposal 3, please be more specific about when MIMAK and MIMGL will begin providing services to the Funds if shareholders approve the Proposals rather than “as soon as the third quarter of 2020.”

Response: The requested changes will be made to both Proposal 2 and Proposal 3.

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Taylor Brody
Taylor Brody